EXHIBIT 5.1

Resignation Letter of Mathew M. Zuckerman, Ph.D.

Mathew Zuckerman
4336 Talofa Avenue
Toluca Lake CA 91602

March 30, 2007

To the Board of Directors
Nano Chemical Systems Holdings, Inc.
105 Park Avenue
Seaford, DE 19973

Dear Gentlepersons:

I believe at this time the opportunity for the Corporation’s success requires an additional executive be brought to the Corporation with prior public company experiences as CEO to provide the leadership and attract additional capital.

Therefore, I hereby tender my resignation as CEO and President of Nano Chemical Systems Holdings, Inc. effective as soon as the Board can meet and find a suitable replacement. However, I offer to continue to serve as a Director and if the Board should so desire to appoint me to the role of Chief Technical Officer and Vice President, I would gladly accept this position to allow me to focus my efforts on technology development and product launches.

I recommend that the Board consider electing Alexander Edwards, III as my replacement. Alex is an engineering graduate of the Naval Academy and has years of experience in management in military and commercial settings as well as specific management of manufacturing operations in multiple locations throughout the world. In my role as CEO and President of the Corporation I made a written offer to Alexander Edwards, subject to the approval of this Board, and he has agreed to serve.

My tenure with the Company as CEO and President was relatively short but it was a pleasure to work with each of you in that role and I look forward to working with you in my new role with the Corporation.

Sincerely,

/s/ Mathew Zuckerman, Ph.D.
Mathew Zuckerman, Ph.D.